ITW Conference Call

Third Quarter

2003

ITW
Agenda

1.   Introduction…………………..John Brooklier

2.   Financial Overview……………..Jon Kinney

3.   Manufacturing Segments……… John Brooklier

4.   Forecast…………………………Jon Kinney

5.   Q & A…………………………...Kinney/Brooklier

ITW
Forward-Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions and base business expectations for full year 2003 and the company's related earnings forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the construction, automotive, general industrial, food retail and service, or commercial real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community or Australia, (3) the unfavorable impact of foreign currency fluctuations, (4) an interruption in, or reduction in, introducing new products into the Company's product line, and (5) a continuing unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates.

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ITW
Quarterly Highlights

	2002	2003	F(U) Last Year	
	Q3	**Q3**	**Amount**	**%**
Operating Revenues	2,401.0	2,531.9	130.9	5.4%
Operating Income	396.9	426.7	29.8	7.5%
% of Revenues	16.5%	16.9%	0.4%	
Income From Continuing Operations				
Income Amount	244.3	269.8	25.5	10.4%
Income Per Share-Diluted	0.79	0.87	0.08	10.1%
Average Invested Capital	6,604.9	6,823.1	218.2	3.3%
Return on Invested Capital	15.6%	16.3%	0.7%	
Free Cash	341.3	350.0	8.7	2.5%

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	-2.9%	-7.1%	-0.7%
Non Volume Related		10.0%	1.7%
Total	-2.9%	2.9%	1.0%
Acquisitions / Divestitures	3.5%	2.1%	-0.2%
Translation	4.9%	4.3%	0.0%
Restructuring		-3.4%	-0.6%
Leasing & Investment	-0.3%	1.6%	0.3%
Other Revenue	0.2%		-0.1%
Total	5.4%	7.5%	0.4%

ITW
Leasing & Investment

	2002 Q3	2003 Q3	F(U) Last Year Amount	%
Operating Revenues	34.8	28.4	(6.4)	-18.4%
Operating Income	18.5	24.7	6.2	33.5%
Operating Margins	53.1%	87.0%	33.9%	

ITW
Non Operating & Taxes

	2002 Q3	2003 Q3	F(U) Last Year Amount	%
Operating Income	**396.9**	**426.7**	**29.8**	**7.5%**
Interest Expense	(14.6)	(16.1)	(1.5)	
Other Income (Expense)	(6.5)	4.5	11.0	
Income From Continuing Operations-P/T	**375.8**	**415.1**	**39.3**	**10.5%**
Income Taxes	131.5	145.3	13.8	
% to Pre Tax Income	35%	35%	0.0%	
Income From Continuing Operations-A/T	**244.3**	**269.8**	**25.5**	**10.4%**

ITW
Invested Capital

	9/30/02	12/31/02	9/30/03
Trade Receivables	1,574.9	1,500.0	1,701.9
Days Sales Outstanding	59.0	55.6	60.5
Inventories	981.9	962.7	980.0
Months on Hand	1.9	1.8	1.8
Other Current Assets	233.2	354.3	353.0
Accounts Payable & Accruals	(1,386.0)	(1,445.6)	(1,452.4)
Operating Working Capital	1,404.0	1,371.4	1,582.5
% to Revenue(Prior 4 Qtrs.)	15%	14%	16%
Net plant & Equipment	1,636.7	1,631.2	1,670.2
Investments, net of L&I Debt	617.4	622.3	584.2
Goodwill	2,374.8	2,394.5	2,519.4
Other net	556.9	383.9	427.6
Invested Capital	6,589.8	6,403.3	6,783.9

ITW
Debt & Equity

	9/30/02	12/31/02	9/30/03
Total Capital			
Short Term Debt	132.8	121.6	70.2
Long Term Debt	1,474.7	1,460.4	926.2
Total Debt	1,607.5	1,582.0	996.4
Stockholders Equity	6,498.2	6,649.0	7,399.7
Total Capital	8,105.7	8,231.0	8,396.1
Less:			
Leasing & Investment Debt	(795.5)	(770.1)	(239.4)
Cash	(720.4)	(1,057.7)	(1,372.8)
Net Debt & Equity	6,589.8	6,403.2	6,783.9
Debt to Total Capital	20%	19%	12%
Debt to Total Capital (x L&I)	12%	11%	12%

ITW
Cash Flow

	2002 Q3	2003 Q3
Net Income	245.5	268.9
Adjust for Non-Cash Items	78.5	69.2
Changes in Operating Assets & Liab.	55.9	57.1
Net Cash From Operating Activities	379.9	395.2
Additions to Plant & Equipment	(59.8)	(60.8)
Proceeds from investments	21.2	15.6
Free Cash	341.3	350.0
Acquisitions	(13.7)	(73.8)
Investments	(15.4)	(67.0)
Dividends	(67.4)	(70.6)
Debt	(58.8)	(22.4)
Other	49.1	22.6
Net Cash Increase(Decrease)	235.1	138.8

ITW
Return on Invested Capital

Current Quarter	2002 Q3	2003 Q3	F(U) Prior Yr.
Operating Income after taxes	258.0	277.3	19.3
Operating Margins	10.7%	11.0%	0.3%
Average Invested Capital	6,604.9	6,823.1	218.2
Capital Turnover	1.45	1.48	0.03
Return on Average Invested Capital	15.6%	16.3%	0.7%

Year to Date	2002 Q3	2003 Q3	F(U) Prior Yr.
Operating Income after taxes	738.3	781.1	42.8
Operating Margins	10.5%	10.5%	0.0%
Average Invested Capital	6,611.0	6,593.6	(17.4)
Capital Turnover	1.42	1.49	0.07
Return on Average Invested Capital	14.9%	15.8%	0.9%

ITW
Acquisitions

	2002				2003		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Annual Revenues Acquired	31	59	33	72	49	35	231
Purchase Price							
Cash Paid	35	57	14	82	44	30	74
Stock Issued	-	-	-	-	-	-	-
Total	35	57	14	82	44	30	74
Number of Acquisitions							
North America							
Engineered Products	2	1	1	1	1	-	3
Specialty Systems	-	2	1	2	-	2	1
International							
Engineered Products	1	2	1		-	1	2
Specialty Systems	2	2	2	1	7	3	3
Total	5	7	5	4	8	6	9

Key Economic Data

- **Sept. '03 ISM: 53.7% is down slightly from 54.7% in August…but above 50 is good (growth/no growth line)**

- **US Industrial Production (ex. Tech.): -2.3% in Aug. '03 compared to -2.0% in July '03**

- **Euro-Zone Industrial Production Index: 50.1% in Sept. '03 vs. 49.1% in Aug. '03**

- **Other European indices mixed**

ITW
Engineered Products – North America

	2002 Q3	2003 Q3	F(U) Last Year Amount	%
Operating Revenues	766.0	774.9	8.9	1.2%
Operating Income	128.0	130.8	2.8	2.2%
Operating Margins	16.7%	16.9%	0.2%	

Engineered Products-North America Quarterly Analysis

	Revenue	Income	Margins
Base Business			
Operating Leverage	-2.6%	-6.4%	-0.7%
Non Volume Related		3.2%	0.6%
Total	-2.6%	-3.2%	-0.1%
Acquisitions / Divestitures	3.7%	2.7%	-0.2%
Translation	0.3%	0.4%	0.0%
Restructuring		2.3%	0.4%
Other Revenue	-0.2%		0.1%
Total	1.2%	2.2%	0.2%

Engineered Products-North America
Key Points

- **ITW construction base revenues: +2% for Q3**

  -Commercial construction: slightly positive

  -New housing: slightly positive

  -Renovation/rehab: high single digit growth

- **Wilsonart revenues flat for the quarter; flooring leads the way**

- **We expect commercial construction to be stable; new housing starts expected to grow modestly in Q4; renovation/rehab still vibrant**

Engineered Products-North America
Key Points

- **Auto base revenues: -8% for Q3**

- **Big 3 build rates: -9% for Q3**
  - **GM: -5%**
  - **Ford: -18%**
  - **Chrysler: -6%**

- **ITW estimate for Q4 builds: -8 to -10%; Wards: -4%**

- **ITW FY '03 estimate: -8%; Wards: -6%**

- **August Big 3 inventories: 62 days…better than 81 days on hand in March and 97 days in January**

ITW
Engineered Products – International

	2002 Q3	2003 Q3	F(U) Last Year Amount	%
Operating Revenues	394.7	460.9	66.2	16.8%
Operating Income	59.2	63.6	4.3	7.3%
Operating Margins	15.0%	13.8%	-1.2%	

Engineered Products-International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	0.7%	1.9%	0.2%
Non Volume Related		-1.1%	-0.2%
Total	0.7%	0.8%	0.0%
Acquisitions / Divestitures	2.2%	1.3%	-0.1%
Translation	13.9%	15.0%	0.3%
Restructuring		-9.8%	-1.4%
Total	16.8%	7.3%	-1.2%

Engineered Products-International
Key Points

- **Construction base revenues: +2% in Q3**

  - **Europe: +1% growth (strength in UK, France and Germany)**

  - **Australia: +1% (better new housing)**

  - **Wilsonart Intl.: +6% (good activity in China/UK)**

- **Automotive base revenues: -1% in Q3**

  - **Builds: -3% ytd**

  - **BMW: -3.5%; Fiat: -13.3%; Ford: -2.9%; VW: -5.0%; Daimler: -4.5%; GM: +6.2%**

  - **ITW forecasted FY '03 builds: -3% to -4%**

ITW
Specialty Systems-North America

	2002 Q3	2003 Q3	F(U) Last Year Amount	%
Operating Revenues	857.1	849.2	(7.9)	-0.9%
Operating Income	145.4	154.2	8.8	6.1%
Operating Margins	17.0%	18.2%	1.2%	

Specialty Systems-North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Base Operating Leverage	-3.6%	-9.2%	-1.0%
Base Non Volume		13.8%	2.5%
Total	-3.6%	4.6%	1.5%
Acquisitions / Divestitures	2.2%	0.9%	-0.3%
Translation	0.5%	0.6%	0.0%
Restructuring		0.0%	0.0%
Total	-0.9%	6.1%	1.2%

Specialty Systems-North America
Key Points

- **Food Equipment base revenues: -8% in Q3; supermarkets the weakest; restaurants better but still negative; parts and service positive revenues;**

- **Food Equipment operating margins improve +500 basis points in Q3 due to 80/20 programs**

- **Industrial packaging: Signode -4% base revenues in Q3; consumables lead while "cap ex" machinery still weak**

- **Welding base revenues: +3% in Q3**

- **Finishing base revenues: -5% in Q3**

ITW
Specialty Systems-International

	2002 Q3	2003 Q3	F(U) Last Year Amount	%
Operating Revenues	441.0	502.4	61.5	14.0%
Operating Income	45.8	53.5	7.6	16.6%
Operating Margins	10.4%	10.6%	0.2%	

Specialty Systems-International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Base Operating Leverage	-4.7%	-16.6%	-1.3%
Base Non Volume		34.7%	3.8%
Total	-4.7%	18.1%	2.5%
Acquisitions / Divestitures	6.3%	6.0%	0.0%
Translation	12.4%	15.1%	0.2%
Restructuring		-22.6%	-2.5%
Total	14.0%	16.6%	0.2%

Specialty Systems-International
Key Points

.   **Total packaging: -9% base revenues in Q3**

- **Signode led decline for industrial packaging:**
  -Europe: -10%
  -Asia/Pacific: -2%
     -sales due to consumables rather than machinery

- **Food Equipment: base revenues +3%…operating margins improve more than 400 basis points in Q3**

- **Finishing: base revenues -5% in Q3**

ITW
2003 Forecast

	Low	High	Mid Point	%F(U) 2002
4th Quarter				
Base Revenues	-4%	0%	-2%	
Income Per Share-Diluted	$0.79	$0.89	$0.84	13%
Full Year				
Base Revenues	-3%	-2%	-3%	
Income Per Share-Diluted	$3.23	$3.33	$3.28	9%

ITW 2003 Forecast
Key Assumptions

- **Exchange rates hold at September 30, 2003 levels.**

- **Acquired revenues in the $400 to $600 million range.**

- **Restructuring cost of $65 to $70 million.**

- **No further goodwill or intangible impairment cost for the balance of the year.**

- **Tax rate of 35%**

ITW Conference Call

Q & A

Third Quarter

2003